UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62547/July 22, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13917

In the Matter of :	
:	
LIFE RESOURCES, INC., :	
LIFESTAR CORP., :	ORDER MAKING FINDINGS
LIFEWORKS HOLDINGS, INC., :	AND REVOKING REGISTRA-
LISTO, INC., :	TIONS BY DEFAULT AS TO
LOG POINT TECHNOLOGIES, INC., :	SIX RESPONDENTS
LRNN CORP., and :	
LYSANDER MINERALS CORP. :	
(F/K/A LYSANDER GOLD CORP.) :	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 1, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Commission delivered or attempted to deliver the OIP to Respondents by June 4, 2010, in a manner that complies with Rule 141 of the Commission's Rules of Practice. Respondent Lysander Minerals Corporation (f/k/a Lysander Gold Corp.) (Lysander) filed an Answer on June 16, 2010. The other six Respondents have not filed Answers and the time for doing so has expired.

By Order dated June 21, 2010, I required the six non-answering Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. The time for replying to that Order has expired, and no replies have been received. Accordingly, all Respondents other than Lysander are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations in the OIP are deemed to be true as to the six defaulting Respondents.

Life Resources, Inc. (CIK No. 59399), is an Oregon corporation located in Redlands, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Life Resources is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended June 30, 1998, which reported a net loss of $204,467 for the prior twelve months.

LifeStar Corp. (CIK No. 923137) is an expired Utah corporation located in Santa Monica, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). LifeStar is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported a net loss of $59,152 for the year ended March 31, 2000.

Lifeworks Holdings, Inc. (CIK No. 891084), is a permanently revoked Nevada corporation located in Carlsbad, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lifeworks Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 1995, which reported a net loss of $546,835 for the prior nine months. As of May 24, 2010, the company's stock (symbol LWHI) was traded on the over-the-counter markets.

Listo, Inc. (CIK No. 1166829), is a revoked Nevada corporation located in Phoenix, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Listo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $250,459 for the prior three months.

Log Point Technologies, Inc. (CIK No. 915569), is a dissolved Colorado corporation located in Santa Clara, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Log Point Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $124,277 for the prior three months. As of May 24, 2010, the company's stock (symbol LGPT) was traded on the over-the-counter markets.

LRNN Corp. (CIK No. 1124861) is a Nevada corporation located in Phoenix, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). LRNN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2004, which reported a net loss of $25,894 for the prior nine months. As of May 24, 2010, the company's stock (symbol LRNE) was traded on the over-the-counter markets.

As discussed in more detail above, these six Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section

12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these six Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Life Resources, Inc., LifeStar Corp., Lifeworks Holdings, Inc., Listo, Inc., Log Point Technologies, Inc., and LRNN Corp. are revoked; and

IT IS FURTHER ORDERED THAT the proceeding is still pending as to Lysander Minerals Corp. (f/k/a Lysander Gold Corp.).

_____
James T. Kelly
Administrative Law Judge